PARTNERS

EDWARD H.P. LAM ♦*

G.S. PAUL MITCHARD QC ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

ALEC P. TRACY *

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

JOHN ADEBIYI (ENGLAND & WALES)

Z. JULIE GAO (CALIFORNIA)

FRANCES P. KAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

ED SHEREMETA (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com February 15, 2012

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Tom Kluck, Legal Branch Chief

Folake Ayoola, Attorney Adviser

Christina Chalk, Special Counsel, Office of Mergers & Acquisitions

Corey Jennings, Special Counsel, Office of International Corporation Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      E-House (China) Holdings Limited

Responses to the Staff’s Comments on the Registration Statement on Form F-4 (File No. 333-179004) and Schedule 13E-3 (File No. 005-85084) Filed on January 13, 2012 and Amendment No. 1 to Schedule 13E-3 Filed on January 20, 2012 on behalf of itself and China Real Estate Information Corporation

Dear Mr. Kluck, Ms. Ayoola, Ms. Chalk and Mr. Jennings:

On behalf of our client, E-House (China) Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter dated February 8, 2012 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form F-4 (the “Registration Statement”) and Schedule 13E-3 (the “Schedule 13E-3”), each filed on January 13, 2012, and Amendment No. 1 to Schedule 13E-3, filed on January 20, 2012.

This letter, Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) and Amendment No. 2 to the Schedule 13E-3

(the “Amended Schedule 13E-3”) are being filed with the Commission electronically via EDGAR today. These amendments reflect changes made to address the Staff’s comments included in the Comment Letter. In addition to the electronic filing, we are delivering to you via hand delivery a hard copy of this letter, two courtesy copies of the Amended Registration Statement (without exhibits) marked to indicate changes to the Registration Statement filed on January 13, 2012 and two courtesy copies of the Amended Schedule 13E-3 marked to indicate changes to Amendment No. 1 to Schedule 13E-3 filed on January 20, 2012.

Set forth below are the Company’s responses to the Staff’s comments contained in the Comment Letter.  The comments are repeated below, followed by the responses prepared by the Company. The Company has included page numbers to indicate where the language addressing a particular comment appears in the Registration Statement.

*   *   *

Schedule 13E-3

1.                                      We note that Xin Zhou is E-House’s largest shareholder, with a 26% ownership stake in that company. Mr. Zhou is executive chairman of the E-House Board of Directors and a co-founder of that company. He is also co-chairman of the CRIC Board of Directors. Tell us why Mr. Zhou is not engaged in this going private transaction.

The Company respectfully advises the Staff that, as set forth on pages 6 and 49 of the Amended Registration Statement, the purpose of the merger is for the Company to acquire the remaining outstanding CRIC shares that the Company does not currently own.  As it is the Company’s intention to acquire the remaining outstanding CRIC shares that it does not currently own in the Merger, the Company did not offer any of its shareholders, including Mr. Xin Zhou and Mr. Neil Nanpeng Shen, the opportunity to purchase CRIC shares in the merger. To the extent that any anticipated synergies and other financial benefits of the merger are realized following the merger, Mr. Zhou and Mr. Shen, in their capacities as Company shareholders, will continue to participate in E-House ownership on the same basis as the Company’s other shareholders, proportionally to their current respective shareholding interests in the Company.

As disclosed on pages 44 and 72 of the Amended Registration Statement, due to Mr. Zhou’s and Mr. Shen’s beneficial ownership of equity interests in, and other positions at, the Company, Mr. Zhou and Mr. Shen were not members of the Special Committee of the CRIC board of directors that considered the non-binding proposal submitted by the Company to CRIC’s board of directors and voted to approve the merger and the merger agreement.  As disclosed on pages 3, 7, 49 and 115 of the Amended Registration Statement, Mr. Zhou and Mr. Shen recused themselves from voting at the CRIC board of directors meeting to approve the merger and the merger agreement.

To help investors understand and evaluate the relationships that Mr. Zhou and Mr. Shen (as well as Mr. Zuyu Ding, a director of the CRIC board of directors, the president of CRIC and an employee of the Company) have with CRIC and the Company, Mr. Zhou’s, Mr. Shen’s and Mr. Ding’s respective beneficial ownership of equity interest in, and other relationships with, the Company are disclosed on pages 70 and 71 of the Amended Registration Statement.

In addition, in response to the Staff’s comment 8, the Company has inserted disclosure on page 43 of the Amended Registration Statement that Mr. Zhou, on behalf of the Company, negotiated the terms of the proposed merger and the merger agreement with CRIC’s Special Committee after the non-binding proposal was submitted to CRIC’s board of directors on October 28, 2011.

2.                                      Neil Nanpeng Shen is a director of CRIC and also a director of E-House. Mr. Shen owns 7% of E-House’s shares. Tell us why Mr. Shen is not engaged in this going private transaction.

The Company respectfully refers the Staff to the Company’s response to comment 1.

Registration Statement on Form F-4

E-House may be classified as a passive foreign investment company, page 27

3.                                      Please replace the term “certain adverse” with substantive disclosure so investors may know more clearly how they may be affected.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 27 of the Amended Registration Statement.

Forward Looking Statements, page 29

4.                                      Pursuant to Rule 13e-3(d)(2), you have an obligation to update the prospectus to reflect any material change to the information disclosed. Qualify the disclaimer in the last paragraph on page 30 to reflect this obligation.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 30 of the Amended Registration Statement.

Selected Historical Financial Data of CRIC, page 51

5.                                      Provide the ratio of earnings to fixed charges financial information required pursuant to Item 1010(a)(3) of Regulation M-A.

In response to the Staff’s comment, the Company has inserted the ratios of earnings to fixed charges of the Company and CRIC for each of the relevant historical periods on pages 14, 16, 17, 78, 87 and 88 of the Amended Registration Statement.

Special Factors, page 80

6.                                      This section should be relocated to a more prominent position near the beginning of the disclosure document. See Rule 13e-3(e)(1)(ii).

In response to the Staff’s comment, the Company has relocated the “Special Factors” section to a more prominent position near the beginning of the Amended Registration Statement, following the section titled “Questions and Answers About the Merger and the Extraordinary General Meeting.”

Background of the Merger, page 80

7.                                      Here or in another appropriate part of the Special Factors sections, describe the “strategic alternatives” the E-House Board and management considered in deciding to pursue this transaction. Your discussion should include an explanation of the reasons for the timing of the transaction. See Item 1013 of Regulation M-A.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 43 of the Amended Registration Statement.

8.                                      Identify the specific members of E-House’s Board and management team who initiated and negotiated this transaction.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 43 of the Amended Registration Statement.

9.                                      Given E-House’s majority ownership stake in CRIC, explain what you mean by the reference to CRIC directors “not related” to E-House in the second to last paragraph on page 80.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 44 and 72 of the Amended Registration Statement to clarify the meaning of such statement.

10.                              Summarize in reasonable detail the contacts between the parties to this transaction and Credit Suisse during the course of the negotiation and structuring of the proposed merger. In this regard, we note the references to contacts on November 10, 2011 and multiple additional contacts in November and December 2011, during which matters such as financial forecasts, strategic alternatives and Credit Suisse’s financial analysis were discussed. See page 81 of the prospectus.

In response to the Staff’s comment, the Company has expanded the referenced disclosure and inserted additional details regarding the contacts between the parties to the transaction and Credit Suisse on pages 45 and 46 of the Amended Registration Statement.

11.                               Summarize in reasonable detail the preliminary financial analysis presented by Credit Suisse on December 2, 2011. See Item 1015 of Regulation M-A.

In response to the Staff’s comment, the Company has inserted additional disclosure regarding the presentation made by Credit Suisse on December 2, 2011 on page 46 of the Amended Registration Statement.

The presentation referred to by the Staff consisted of an overview of the real estate market in China.  Credit Suisse also discussed with CRIC’s Special Committee E-House’s and CRIC’s respective past financial performance based on publicly available information.  As reflected in the presentation from December 2, 2011, which was filed as Exhibit (c)(2) to Amendment No. 1 to Schedule 13E-3 filed by CRIC and E-House on January 20, 2012, the presentation did not include and was not based on any non-public information provided by E-House or CRIC and did not include any financial analysis of CRIC, E-House or the proposed transaction.

12.                               Summarize any material differences between the preliminary financial analysis of Credit Suisse presented on December 15, 2011 and the presentation on December 26, 2011. Describe any increase recommended by Credit Suisse due to the decline in the relative share price of E-House.

In response to the Staff’s comment, the Company has inserted additional disclosure regarding the material differences between the preliminary financial analysis of Credit Suisse presented on December 15, 2011 and the presentation on December 26, 2011 on page 47 of the Amended Registration Statement.

The Company respectfully advises the Staff that, to respond to the Staff’s comment, the Company checked with CRIC’s Special Committee on any increase recommended by Credit Suisse at the December 15, 2011 meeting. The Company learned that Credit Suisse did not recommend the proposed merger consideration be increased by any specific amount, but rather the Special Committee determined, following consultation with its legal and financial advisors, to seek an increase in the merger consideration.  During such consultation Credit Suisse did not specifically recommend that the Special Committee seek any particular increase in the amount of the merger consideration or any changes to the relative components of the merger consideration.  In response to the Staff’s comment, the Company has expanded the disclosure on pages 47 and 48 of the Amended Registration Statement to describe in greater detail the Special Committee’s determination to seek additional merger consideration.

13.                               Describe the alternative methods for effecting conversion of CRIC share options in the proposed merger and the tax consequences and other considerations relative to such conversion, discussed between representatives of the parties in late December 2011. Explain how and why the proposed method was selected. See Item 1013 of Regulation M-A.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 48 and 49 of the Amended Registration Statement.

14.                               Expand the Background section to describe alternatives to the proposed transaction considered by CRIC, including rejecting the currently proposed transaction and why each was rejected by CRIC. If no alternatives were considered except negotiating for more favorable terms in the merger, explain why.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 43 and 44 of the Amended Registration Statement.

Position of E-House and Merger Sub Regarding Fairness of the Merger, page 85

15.                               In paragraph two in this section, you state that: “[T]he Buyer Filing Persons did not undertake a formal evaluation of the Merger.” Beginning in the next paragraph and continuing for the next several pages, you list multiple bullet points considered by the Buyer Filing Persons, which you state support the procedural and substantive fairness of the proposed merger from the perspective of the unaffiliated shareholders of CRIC. The latter appears inconsistent with the statement quoted above regarding the lack of a formal evaluation. Please revise.

In response to the Staff’s comment, the Company has deleted the referenced disclosure on page 50 of the Amended Registration Statement.

16.                               Refer to the second to last paragraph in this section on page 88. Revise to definitively state that this section lists all material factors considered by the Buyer Filing Persons, as required by Item 1014 of Regulation M-A. Currently, you state that it is the belief of such parties that the section is complete in this regard, while stating at the same time that it is “not intended to be exhaustive.”

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 52 of the Amended Registration Statement.

17.                               Refer to the disclosure at the bottom of page 90. Revise to state CRIC’s belief as to the procedural fairness of the proposed merger. Currently, your disclosure states that there are sufficient procedural safeguards to ensure fairness without actually stating a belief as to procedural fairness.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 55 of the Amended Registration Statement.

18.                               Refer to the first paragraph after the bullet points on page 93. The disclosure in the first sentence of that paragraph states that the foregoing discussion “is not intended to be exhaustive” but includes “a number of the factors considered by the Special Committee and the CRIC Board.” Revise to describe all of the material factors considered and how they were analyzed. See Item 1014(b) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 57 of the Amended Registration Statement.

Opinion of Credit Suisse, page 94

19.                               The third bullet point in this section on page 94 and disclosure earlier in the prospectus, as well as the materials generated by Credit Suisse and included as exhibits to the amended Schedule 13E-3, indicate that

Credit Suisse received and analyzed financial forecasts for both E-House and CRIC in arriving at its fairness opinion. These financial forecasts for both entities, as well as the material assumptions and applicable limitations underlying them, must be summarized in the prospectus/proxy statement. Please revise.

In response to the Staff’s comment, the Company has inserted disclosure summarizing the financial forecasts for the Company and CRIC that were provided to Credit Suisse, and the material assumptions and applicable limitations underlying such forecasts on page 58 to page 62 of the Amended Registration Statement.

20.                               Refer to the disclosure in the last paragraph on page 95 carrying over onto page 96. Statements there indicate that this section “is not a complete description of the analyses underlying Credit Suisse’s opinion.” The preceding sentence indicates that the disclosure includes only some of the analyses performed by Credit Suisse. Revise these statements and the disclosure that follows to include a complete, detailed description of all analyses performed.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 64 of the Amended Registration Statement.

Taxation of Dividends, page 142

21.                               Here and under the headings “Disposition of e-House ADSs or E-House Shares” and “Information Reporting,” please replace the vague terms “may” and “certain” with substantive and clarifying disclosure. Make clear, for example, whether E-House will be eligible for the benefits of the U.S. — PRC Income Tax Treaty.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 149 of the Amended Registration Statement.

Regulation, page 165

22.                               Please revise your disclosure throughout to make clear the extent that you are materially at risk for non-compliance. Where any laws may require approval, the filing of applications, permits, or licenses, make clear whether you have made appropriate filings, received approval, or obtained any required permits or licenses.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 171 to page 182 of the Amended Registration Statement.

Item 22. Undertakings, page II-2

23.                               Please revise your disclosure to include the undertakings required by Items 512(a)(5) and (6) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page II-3 of the Amended Registration Statement.

Exhibit 99.5

24.                               We note the qualification by reference to the registration statement in paragraphs (i) and (iv). Please file a revised legal opinion that omits this qualifying statement cross-referencing disclosure that may be found in the registration statement. Any exceptions or qualifications to the legal opinion should be fully and clearly disclosed in the text of the legal opinion.

In response to the Staff’s comment, Fangda Partners, the Company’s PRC counsel, has replaced the referenced qualifying statement with disclosure of the specific qualifications to its legal opinion in the text of the relevant legal opinion item.  The revised form legal opinion is filed as Exhibit 99.5 to the Amended Registration Statement.

25.                               Here or in the registration statement under “Regulations,” make clear whether the agreements with PRC entities that are required to be registered in the PRC in order to be enforceable have been registered. Additionally, please consider revising your disclosure, as necessary, to discuss any need to modify or re-register any agreements as a result of this transaction.

In response to the Staff’s comment, Fangda Partners has revised its legal opinion to specify whether or not the agreements with PRC entities that are required to be registered in the PRC in order to be enforceable have been registered.  In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 173, 176 and 177 of the Amended Registration Statement.

After consultation with Fangda Partners, the Company respectfully advises the Staff that there is no need to modify or re-register the referenced agreements as a result of the merger.

26.                               Please revise the penultimate paragraph of the opinion to make clear that investors are entitled to rely on the opinion being provided.

In response to the Staff’s comment, the Company has filed Fangda Partners’ consent letter which allows investors to rely on Fangda Partners’ legal opinion as Exhibit 23.6 to the Amended Registration Statement.

*   *   *

If you have any questions regarding the Amended Registration Statement or Amended Schedule 13E-3, please do not hesitate to contact the undersigned at (852) 3740-4850 or julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

cc:                                 Xin Zhou, Executive Chairman of the Board of Directors for E-House (China) Holdings Limited and Co-Chairman of the Board of Directors and Chief Executive Officer of China Real Estate Information Corporation

Li-Lan Cheng, Chief Financial Officer, E-House (China) Holdings Limited

Bin Laurence, Chief Financial Officer, China Real Estate Information Corporation

John Wilde, Deloitte Touche Tohmatsu CPA Ltd.

Alan Min Hu, Deloitte Touche Tohmatsu CPA Ltd.

Gregory Puff, Shearman & Sterling LLP

Lee Edwards, Shearman & Sterling LLP

Brian Wheeler, Shearman & Sterling LLP

David Roberts, O’Melveny & Myers LLP

Ke Geng, O’Melveny & Myers LLP